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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             WM. WRIGLEY JR. COMPANY
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                   982526 20 4
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                                 (CUSIP Number)

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 January 8, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.12d-1(f) or 240.13d-1(g), check the following box .

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 4 Pages


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CUSIP NO. 982526 20 4                    13D                  Page 2 of 4 Pages


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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          William Wrigley, Jr.                ###-##-####
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          N/A
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            [ ]
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   6      CITIZENSHIP OR PLACE OF ORIGIN

          United States
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     NUMBER OF         7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY            Has sole voting power over 18,967,637 shares of
  OWNED BY EACH            Common Stock and 12,112,785 shares of Class B Common
    REPORTING              Stock. Each share of Common Stock is entitled to one
    PERSON WITH            vote per share while each share of Class B Common
                           Stock is entitled to ten votes per share.
                           Each share of Class B Common Stock is convertible
                           into Common Stock.
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                       8   SHARED VOTING POWER

                           0
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                       9   SOLE DISPOSITIVE POWER

                           Has sole dispositive power over 18,712,805
                           shares of Common Stock and 11,985,369 shares of Class B Common Stock.
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                      10   SHARED DISPOSITIVE POWER

                           Has shared dispositive power over 734,832
                           shares of Common Stock and 367,416 shares of
                           Class B Common Stock.
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,800,422 of which 12,352,785 shares are Class B Common Stock convertible into Common Stock.
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                           [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          21.4% of Common Stock; 55.8% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 30.9% of the issued and outstanding Common Stock.
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   14     TYPE OF REPORTING PERSON*

          IN
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CUSIP NO. 982526 20 4                    13D                  Page 3 of 4 Pages



     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.'s Schedule 13D filed on April 8, 1999 remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 19,447,637 shares of Common Stock, representing 21.4% of the issued and outstanding shares of Common Stock, and 12,352,785 shares of Class B Common Stock, representing 55.8% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 15,422,915 shares of Common Stock and 8,835,895 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley is deemed to beneficially own 31,800,422 shares of Common Stock, representing 30.9% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 90,737,802 shares of Common Stock and 22,158,563 shares of Class B Common Stock outstanding as of October 31, 2000, as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2000.

     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

     Sole voting power:             18,967,637 shares of Common Stock
                                    12,112,785 shares of Class B Common Stock

     Shared voting power:           0

     Sole dispositive power:        18,712,805 shares of Common Stock
                                    11,985,369 shares of Class B Common Stock

     Shared dispositive power:      734,832 shares of Common Stock
                                    367,416 shares of Class B Common Stock

     In a complaint filed on January 8, 2001 in the Circuit Court of Cook County, Illinois against Mr. Wrigley, Jr. and the other defendants named therein, the plaintiff alleges that Mr. Wrigley, Jr. does not have any voting or dispositive power (whether sole or shared) with respect to an aggregate of 7,240,824 Shares included in the table above. These Shares are comprised of 4,827,216 shares of Common Stock and 2,413,608 shares of Class B Common Stock, as to which Mr. Wrigley, Jr. believes he is vested with sole voting and dispositive power and which shares are included in the table above. Mr. Wrigley, Jr. believes the allegations in the complaint are erroneous and he therefore will defend the action.

     (c) None.

     (d) A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, such Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.

     (e) Not applicable.



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CUSIP NO. 982526 20 4                    13D                  Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2001




                                        /s/ William Wrigley, Jr.
                                       -------------------------------
                                          William Wrigley, Jr.